                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                          First State Bancorporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock no. par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   336453105
--------------------------------------------------------------------------------
                                (CUSIP Number)


                            Robert M. Smither, Jr.
                            14 South Swinton Avenue
                          Delray Beach, Florida 33444
                                (561) 243-2400
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 2, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 336453105                                      Page 2 of 6 Pages
         -----------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Dharma Properties, Inc.
                65-0744744
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Florida
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF             246,300
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH                0
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                        246,300
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                246,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.52%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 336 453105                                      Page 3 of 6 Pages
         ------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Thomas E. Worrell, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                None
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF             246,300
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH                0
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                        246,300
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                246,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.52%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                      13D
CUSIP No. 336453105                                                 Page 4 of 6



Item 1.  Security and Issuer
----------------------------
This statement relates to the Common Stock no par value ("Common Stock") of First State Bancorporation (the "Issuer"). The name and address of the principal executive offices of the Issuer as follows:

        First State Bancorporation
        7900 Jefferson NE
        Albuquerque, New Mexico 87109


Item 2.  Identity and Background
--------------------------------
This statement is being filed by Thomas E. Worrell, Jr. ("Mr. Worrell") and the following entities which he directly or indirectly controls. Dharma Properties, Inc. a Florida corporation ("DPI") which manages real estate is the record owner of the shares. DPI is wholly owned by The Ares Trust, a grantor trust which is beneficially owned by Mr. Worrell. The business address of all parties is 14 South Swinton Avenue, Delray Beach, Fl. 33444.


The executive officers and directors of DPI and their principal occupations are set forth below.

Name                            Title                              Principal Occupation
----                            -----                              --------------------
Thomas E. Worrell, Jr.          Director/Chairman                  Director and CEO of numerous
                                                                   businesses including several
                                                                   real estate companies. He is the
                                                                   beneficial owner of all shares
                                                                   of reporting person.

Simon Harvey                    President                          Chief Operating Officer of
                                                                   Dharma Properties, Inc.

Robert M. Smither, Jr.          Director/Vice President            CFO of numerous businesses
                                Secretary/Treasurer                including several real estate
                                                                   companies.


All of such persons are citizens of the United States, except Simon Harvey, who is a citizen of Great Britain. The address of all such persons is c/o DPI at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
The source of funds used by DPI to purchase Common Stock was working capital.

CUSPID No. 336453105                  13D                          Page 5 of 6


Item 4.  Purpose of Transaction.
--------------------------------

The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

(a) The Reporting Persons may acquire additional Shares or dispose of some or all of its Shares.


(b)  None.

(c)  None.

(d) The Reporting Persons have requested that the Issuer consider adding Robert M. Smither, Jr. to its board of directors.

(e)  None.

(f)  None.

(g)  None.

(h)  None.

(i)  None.

(j)  None.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) The aggregate number of Shares of the Issuer owned by the Reporting Persons on November 2, 1999 was 246,300 and the percentage of the outstanding Shares of the Issuer owned by the Reporting Persons as of such date (based upon information provided by the Issuer, there are 3,275,444 Shares outstanding as of this date) was 7.52%.

(b) The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 246,300 Shares.

(c) The only transactions of the Reporting Persons during the past 60 days were the following acquisitions in the open market.


     Date                Shares Purchased                     Price Per Share
     ----                ----------------                     ---------------
     10/29/99                  8,000                                22.00
     11/1/99                   7,000                                22.79
     11/2/99                   7,000                                22.77

                                      13D

CUSIP No 336453105                                                   Page 6 of 6

Item 6.  Contacts Arrangements, Understandings or Relationships to Securities of
--------------------------------------------------------------------------------
Issuer
------
None.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dharma Properties, Inc.

/s/ Robert M. Smither, Jr.
-----------------------------------
Robert M. Smither, Jr.
Vice President / Secretary / Treasurer





Thomas E. Worrell, Jr.

/s/ Thomas E. Worrell, Jr.
-----------------------------------


Dated:  11/3/99